SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

REPORT OF A MATERIAL EVENT

– RESOLUTION REGARDING STOCK EXCHANGE

Transaction type			Stock exchange

- Form of stock exchange			Small-scale

Counterparty for stock exchange	A. Name of company		Woori Financial Capital Co., Ltd. (“Woori Financial Capital”)

	B. Representative		Kyong-Hoon Park

	C. Main business		Installment financing and lease financing services

	D. Relationship with the company		Subsidiary

	E. Total number of issued shares	Common shares	57,545,890
		Class shares	—

	F. Summary financial information as of December 31, 2020 (in Won)	Total assets	8,880,116,848,104
		Total liabilities	8,053,840,207,192
		Total equity	826,276,640,912
		Capital stock	287,729,450,000

Stock exchange ratio			Woori Financial Group Inc. (“Woori Financial Group”): Woori Financial Capital = 1:1.0567393

Basis of calculation of stock exchange ratio

An exchange ratio was calculated based on the exchange prices of stock listed companies for each of Woori Financial Group and Woori Financial Capital determined in accordance with Article 165-4 of the Financial Investment Services and Capital Markets Act and Articles 176-5 and 176-6 of its Enforcement Decree.

The exchange prices were calculated as the arithmetic mean of (i) the weighted average of the closing share prices for the most recent one-month period, (ii) the weighted average of the closing share prices for the most recent one-week period and (iii) the closing share price as of the most recent date, based on the day before the earlier of (A) the date of the board of directors’ meeting of each company for approval for the stock exchange (May 21, 2021) and (B) the date of the execution of the comprehensive exchange agreement (June 4, 2021) - or May 20, 2021.

(1)   Exchange price of the parent company (Woori Financial Group)

-   Weighted average of the closing share prices for the most recent one-month period (April 21, 2021~May 20, 2021): Won 10,817

-   Weighted average of the closing share prices for the most recent one-week period (May 14, 2021~May 20, 2021): Won 11,166

-   Closing share price as of the most recent date (May 20, 2021): Won 11,150

-   Arithmetic mean of (i), (ii) and (iii): Won 11,044

-   Exchange price: Won 11,044

(2)   Exchange price of Woori Financial Capital, which is becoming a wholly-owned subsidiary

-   Weighted average of the closing share prices for the most recent one-month period (April 21, 2021~May 20, 2021): Won 11,807

-   Weighted average of the closing share prices for the most recent one-week period (May 14, 2021~May 20, 2021): Won 11,706

-   Closing share price as of the most recent date (May 20, 2021): Won 11,500

-   Arithmetic mean of (i), (ii) and (iii): Won 11,671

-   Exchange price: Won 11,671

(3)   Calculation of stock exchange ratio

Based on the calculation of the exchange price, the exchange ratio of the stock exchange was calculated as Woori Financial Group : Woori Financial Capital = 1:1.0567393 and Woori Financial Capital shareholders (excluding Woori Financial Group) are to be allotted 1.0567393 shares of Woori Financial Group for each share of Woori Financial Capital. Woori Financial Group has no plans to distribute its treasury stock to such shareholders.

The total number of common shares to be newly issued by Woori Financial Group to the shareholders entitled to the stock exchange will be 5,792,866 shares.

In the event less than a whole number of shares are to be issued to a Woori Financial Capital shareholder as a result of allotment in accordance with the exchange ratio, such amount for the fractional share shall be calculated based on the closing share price (i.e., the closing share price on the KRX KOSPI Market) of the new shares of Woori Financial Group as of the date of their listing and distributed in cash to the relevant Woori Financial Capital shareholders within one month of the effective date of the stock exchange.

Matters relating to external appraisal	External appraisal	Not applicable

	- Basis and reasons	The stock exchange was conducted between stock-listed companies with the exchange price and ratio determined in accordance with Article 165-4 of the Financial Investment Services and Capital Markets Act and Articles 176-5 and 176-6 of the Enforcement Decree of the Financial Investment Services and Capital Markets Act. As such, the external appraisal of the appropriateness of the exchange price required by Article 176-6, Paragraph 3 of the Enforcement Decree of the Financial Investment Services and Capital Markets Act does not apply.

	Name of external appraisal organization	—

	External appraisal period	—

	Opinion of the external appraisal organization	—

Purpose of the stock exchange		To enhance Woori Financial Group’s corporate value by enhancing management efficiency and creating business synergy and unity between Woori Financial Capital and Woori Financial Group through the integration of Woori Financial Capital as a wholly-owned subsidiary through the stock exchange.

Stock exchange schedule	Date of stock exchange plan	June 4, 2021

	Record date	June 7, 2021

	Period for filing notice of objection to the stock exchange	Start date	June 9, 2021
		End date	June 16, 2021

	Effective date of stock exchange	August 10, 2021

	Delivery of new share certificates (expected)	August 27, 2021

	Listing of new shares (expected)	August 27, 2021

Name of parent company after the stock exchange		Woori Financial Group Inc.

Appraisal Rights		As the stock exchange plan is based on the small-scale stock exchange procedures of Article 360-10 of the Commercial Code, shareholders of Woori Financial Group will not be granted appraisal rights.

Date of resolution of the board of directors		May 21, 2021

- Attendance of outside directors	Attending	6
	Not attending	—

- Attendance of statutory auditors (audit committee members that are not outside directors)		—

Agreement for put options, etc.		No

Requirement for submission of securities registration statement		Applicable

Other matters necessary for an investor’s decision

•	The stock exchange for Woori Financial Group is expected to be based on the small-scale stock exchange procedures of Article 360-10 of the Commercial Code.

The stock exchange for Woori Financial Capital is expected to be based on the simplified swap share procedures of Article 360-9 of the Commercial Code. The requirements for the simplified swap share procedures are expected to be met through Woori Financial Group’s execution of a stock purchase agreement to purchase the treasury stock of Woori Financial Capital on May 21, 2021 and its subsequent acquisition of such treasury stock on May 24, 2021.

Accordingly, Woori Financial Group and Woori Financial Capital are expected to obtain the approval of their boards of directors in lieu of holding shareholders’ meetings for this stock exchange (the “Transaction”).

•	The period for filing a notice of objection to the stock exchange on the simplified swap share procedures for shareholders of Woori Financial Capital will be until July 22, 2021.

•

Woori Financial Group is expected to allot newly issued registered common stock to the shareholders of Woori Financial Capital (excluding Woori Financial Group) according to the stock exchange ratio set forth above. Woori Financial Group has no plans to distribute its treasury stock to such shareholders.

In the event less than a whole number of shares are to be issued to a Woori Financial Capital shareholder as a result of allotment in accordance with the exchange ratio, such amount for the fractional share shall be calculated based on the closing share price (i.e., the closing share price on the KRX KOSPI market) of the new shares of Woori Financial Group as of the date of their listing and distributed in cash to the relevant Woori Financial Capital shareholders within one month of the effective date of the stock exchange.

•	As the Transaction is an OTC transaction, taxes will be imposed on Woori Financial Capital shareholders for capital gains (total value of the shares less the acquisition value and transfer expenses).

•

Generally, foreign entities or non-residents must pay the lesser of 11% (including local income taxes)of the total value of the shares or 22% (including local income taxes) of the capital gains. However, the exact taxes owed may differ depending on individual circumstances.

•	A securities transaction tax of 0.43% of the total value of the shares will be imposed in connection with the Transaction.

•	Although Woori Financial Capital is a listed company as of the date of this Form 6-K, it is expected to be de-listed in accordance with the relevant laws and procedures.

•	If the Transaction is rejected by the board or the shareholders of either Woori Financial Group or Woori Financial Capital, the stock exchange agreement will automatically lose its effect.

•	If any of the following events occur, then the parties involved may terminate the stock exchange agreement through written consent:

•

Shareholders who own more than an aggregate of 20% of the total number of issued shares of Woori Financial Group oppose the stock exchange plan in accordance with Article 360-10, Paragraph 5 of the Commercial Code or Article 62-2, Paragraph 2 of the Financial Holding Companies Act.

•	The occurrence of a natural disaster or other material change to the assets or operations of Woori Financial Group or Woori Financial Capital.

•

The occurrence of a cause for the stock exchange agreement not to be consummated, such as a violation of law that cannot be cured caused by the Transaction or a determination that the stock exchange ratio is unfair.

•

The matters and schedule set forth above are subject to change through consultation with or approval of the relevant regulatory authorities or consultation among the parties to the agreement, and the authority for such consultation is delegated to each party’s representative director.

•

The matters above and other matters necessary to the stock exchange but not agreed upon in the stock exchange agreement will be decided by the mutual consent of each party, in accordance with the relevant laws and the purpose of the agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: May 21, 2021	By:	/s/ Seok-Tae Lee
(Signature)
	Name:	Seok-Tae Lee
	Title:	Deputy President